Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-194469

March 18, 2014

PRESS RELEASE

ING U.S. Files Amended Registration Statement on Form S-1

NEW YORK, March 18, 2014 – ING U.S., Inc. (NYSE: VOYA), which will rebrand as Voya Financial, Inc. in 2014, announced today that it has filed an amended registration statement on Form S-1 with the U.S. Securities and Exchange Commission (SEC) in connection with a planned offering of ING U.S. common stock currently held by ING Group.

ING Group plans to sell 26,500,000 shares in the underwritten public offering. As part of the planned offering, ING Group would grant the underwriters for the transaction an option to purchase up to approximately 3,975,000 additional shares (or up to 15% of the offering).

The amended registration statement also includes information on a share repurchase agreement between ING Group and ING U.S. pursuant to which ING U.S. will repurchase shares of its common stock from ING Group having a value of $250 million (the “share repurchase agreement”). The precise number of shares to be repurchased will be based upon the net price received by ING Group in the underwritten offering. Based on an assumed per share repurchase price of $35.60 (the closing price per share of ING U.S.’s common stock on March 17, 2014, as reported by the NYSE), ING U.S. would repurchase 7,022,471 shares from ING Group under the share repurchase agreement. This share repurchase is subject to a number of conditions, including the successful completion of the public offering. The share repurchase would be funded from cash on hand. ING Group’s aggregate sale of approximately 33.5 million shares of ING U.S. common stock (not including the option described above) would reduce ING Group’s stake in ING U.S. from 57% to approximately 45%.

The final timing, size and offer price for the offering have not been determined and are subject to market conditions and other factors. ING U.S. will not be issuing or selling common stock in the offering and will not receive any proceeds from the offering. Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Citigroup Global Markets Inc., and BofA Merrill Lynch are acting as joint global coordinators for the public offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at:

1

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-194469

March 18, 2014

http://www.sec.gov/Archives/edgar/data/1535929/000119312514103998/0001193125-14-103998-index.htm. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, Email: prospectus@morganstanley.com, Telephone: (866) 718-1649; Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526, email: prospectus-ny@ny.email.gs.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146, email: batprospectusdept@citi.com; and BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, New York, NY 10038, email: dg.prospectus_requests@baml.com.

Media Contact: Christopher Breslin (212) 309-8941 Christopher.Breslin@us.ing.com	Investor Contact: Darin Arita (212) 309-8999 IR@us.ing.com

About ING U.S.

ING U.S. (NYSE: VOYA), which will rebrand as Voya Financial in 2014, is a premier retirement, investment and insurance company serving the financial needs of approximately 13 million individual and institutional customers in the United States. The company’s vision is to be America’s Retirement Company and its guiding principle is centered on solving the most daunting financial challenge facing Americans today — retirement readiness. Working directly with clients and through a broad group of financial intermediaries, independent producers, affiliated advisors and dedicated sales specialists, ING U.S. provides a comprehensive portfolio of asset accumulation, asset protection and asset distribution products and services. With a dedicated workforce of approximately 7,000 employees, ING U.S. is grounded in a clear mission to make a secure financial future possible — one person, one family, one institution at a time.

# # #

2